Exhibit 99.1

Thomson Reuters Announces Election of Three New Members to Board of Directors

NEW YORK, May 23, 2014 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced the election of three new members to the company’s Board of Directors at the company’s annual meeting of shareholders held yesterday in Toronto.

•	Sheila C. Bair (60) is a Senior Advisor to the Pew Charitable Trusts, and currently serves as a member of the boards of Host Hotels & Resorts and Banco Santander. Ms. Bair previously served as the Chair of the Federal Deposit Insurance Corporation and has held senior positions at the New York Stock Exchange, Commodity Futures Trading Commission and the U.S. Department of the Treasury.

•	Michael E. Daniels (59) is currently a member of the boards of SS&C Technologies Holdings and Tyco International, as well as a trustee of Holy Cross College. Mr. Daniels previously spent 36 years with IBM where he held senior roles in sales and technology.

•	P. Thomas Jenkins (54) is Chairman of OpenText Corporation and has served as a member of its board since 1994. Mr. Jenkins served as President and Chief Executive Officer of OpenText from 1994 to 2005. Mr. Jenkins previously served in several managerial and technical capacities at various technology companies.

“We are fortunate to welcome three exceptional new directors,” said David Thomson, chairman of Thomson Reuters. “We are honored to draw upon their deep experience, expertise and perspective as we continue to grow our global business.”

The company also today announced that David W. Binet has been appointed Deputy Chairman of the Board of Directors. Mr. Binet is President and Chief Executive Officer of The Woodbridge Company Limited, and has served as a director of Thomson Reuters since January 2013.

At yesterday’s annual meeting of shareholders, 13 nominees were elected to the Thomson Reuters board in voting conducted by ballot. Each director elected will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed. The results for the election of directors were as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld	Total Votes
David Thomson	671,441,959	97.62	16,391,613	2.38	687,833,572
James C. Smith	686,213,811	99.77	1,615,340	0.23	687,829,151
Sheila C. Bair	684,287,439	99.48	3,542,696	0.52	687,830,135
Manvinder S. Banga	685,795,620	99.70	2,033,293	0.30	687,828,913
David W. Binet	655,614,150	95.32	32,213,920	4.68	687,828,070
Mary Cirillo	685,816,875	99.71	2,008,931	0.29	687,825,806
Michael E. Daniels	684,287,416	99.49	3,535,607	0.51	687,823,023
Steven A. Denning	684,208,612	99.47	3,615,200	0.53	687,823,812
P. Thomas Jenkins	684,174,195	99.47	3,646,668	0.53	687,820,863
Ken Olisa, OBE	685,758,901	99.70	2,064,381	0.30	687,823,282
Vance K. Opperman	680,569,562	98.95	7,238,232	1.05	687,807,794
Peter J. Thomson	681,861,807	99.14	5,945,857	0.86	687,807,664
Wulf von Schimmelmann	682,592,772	99.24	5,215,638	0.76	687,808,410

Thomson Reuters Announces Election of Three New Members to Board of Directors

Shareholders voted in favor of all items of business at the annual meeting. A final report on voting results has been filed with the Canadian securities regulatory authorities and furnished to the U.S. Securities and Exchange Commission.

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization.  Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI).  For more information, go to www.thomsonreuters.com.

CONTACTS
MEDIA David Girardin Corporate Affairs +1 646 223 4870 david.girardin@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com